October 31, 2013
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:    Mr. Ethan Horowitz
Branch Chief
Re:    Gastar Exploration Ltd.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 11, 2013
Form 8-K filed March 11, 2013
Supplemental Response dated September 20, 2013
File No. 001-32714
Gastar Exploration USA, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 11, 2013
Form 8-K filed March 11, 2013
Supplemental Response dated September 20, 2013
File No. 001-35211
Ladies and Gentlemen:
Set forth below are the responses of Gastar Exploration Ltd. (“Gastar”) and Gastar Exploration USA, Inc. (“Gastar USA,” and together with Gastar, the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 21, 2013, with respect to the Form 10-K for Fiscal Year Ended December 31, 2012 jointly filed by Gastar and

Gastar Exploration LTD.
1331 Lamar, Suite 650 Houston, TX 77010
Phone: (713)739-1800 Fax: (713)739-0458

Securities and Exchange Commission
October 31, 2013

Gastar USA (the “Form 10-K”) and the Form 8-K jointly filed by Gastar and Gastar USA on March 11, 2013 (the “Form 8-K,” and together with the Form 10-K, the “‘34 Act Reports”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Form 10-K for Fiscal Year Ended December 31, 2012
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Derivative Instruments and Hedging Activity, page F-14

1.
We note your response to comment 4 in our letter dated September 12, 2013. Please identify the specific provisions of the relevant authoritative literature that support the separate disclosure of realized and unrealized gains / losses on derivative contracts not designated as cash flow hedges. As part of your response, explain to us why the measure of unrealized gains / losses that you have presented is an amount calculated in accordance with U.S. GAAP. In addition, please tell us whether unrealized gains / losses on derivative contracts not designated as cash flow hedges represents both unrealized gains / losses on instruments held at period end and the reversal of previously recognized gains / losses on instruments settled during the period.

RESPONSE:
We acknowledge the Staff’s comment and respectfully submit that references to unrealized gains / losses on derivative contracts not designated as cash flow hedges included in previous filings represented both “unrealized” gains / losses on instruments held at period end and the reversal of previously recognized gains / losses on instruments settled during the period. In light of the Staff’s comments, in future filings, all gains and losses from commodity derivative contracts, whether “realized” or “unrealized”, will be included in one line item on the consolidated statement of operations. Additionally, all terminology that references “realized” or “unrealized” gains and losses will be replaced with terminology that coincides more accurately with U.S. GAAP. An example of the terminology would be “Gain (loss) on commodity derivative contracts”. Accordingly, the table on page F-26 that details realized and unrealized gain (loss) will be removed from future filings.

2.
Separately, in view of our question regarding the support under U.S. GAAP for your separate presentation of realized and unrealized gains and losses, please explain your basis for concluding the following presentations are appropriate:

•	Separate disclosure of unrealized gains and losses on the face of your consolidated statements of operations;

•	The line items for “Unrealized hedge loss (gain)” and “Realized (gain) loss on derivative contracts” in your consolidated statements of cash flows;

Securities and Exchange Commission
October 31, 2013

•	Disaggregated presentation of realized and unrealized gains / losses in the notes to your consolidated financial statements;

•	Separate presentation and discussion of realized and unrealized gains /losses in both tables and text provided in your MD&A; and

•	Disclosure of average sales price per unit including the impact of realized hedging activities.

As part of your response to these points, explain to us why you believe presentations based solely on total net GAAP gain or loss and/or total net proceeds, as may be relevant to the circumstances of a particular presentation, would not be preferable.
RESPONSE:
As noted in response to the comment above, in future filings, all gains and losses from commodity derivative contracts, whether “realized” or “unrealized”, will be included in one line item on the consolidated statement of operations.
As it relates to the consolidated statement of cash flows, in future filings, we will modify the language describing the changes in commodity derivative contracts to replace “Unrealized hedge (gain) loss” and “Realized loss (gain) on derivative contracts” with (i) “Loss (gain) on commodity derivative contracts”, (ii) “Cash settlements of matured commodity derivative contracts”, and (iii) “Cash premiums paid for commodity derivative contracts”. A tabular illustration of this change follows:

For the period ended , 20XX
(In thousands)
Mark-to-market on derivatives	$XX
Loss (gain) on commodity derivative contracts	XX
Cash settlements of matured commodity derivatives contracts	XX
Cash premiums paid for commodity derivatives contracts	XX

As it relates to disaggregated presentation of realized and unrealized gains / losses in the notes to the consolidated financial statements, in future filings, all terminology that references “realized” or “unrealized” gains and losses will be replaced with terminology that coincides more accurately with U.S. GAAP. An example of the terminology would be “Gain (loss) on commodity derivative contracts”.
As it relates to separate presentation and discussion of realized and unrealized gains / losses in both tables and text provided in our MD&A, in future filings, all terminology that references “realized” or “unrealized” gains and losses will be replaced with terminology that coincides more accurately with U.S. GAAP. An example of the terminology would be “Gain (loss) on commodity derivative contracts”. Additionally, in future filings, the MD&A discussion relating to the section titled “Revenue” will be separated into two sections titled (i) “Revenue” to

Securities and Exchange Commission
October 31, 2013

discuss revenue without consideration of commodity derivative contracts, and (ii) “Gain (loss) on commodity derivative contracts” to discuss impact from commodity derivative contracts.
Our average sales price per unit including the impact of realized hedging activities includes cash received or paid upon settlement of derivative contracts adjusted to reflect cash paid or received for premiums and other costs incurred previously or upon settlement for commodity derivatives contracts that settled during the respective periods. In future filings, these captions will not include the term “realized”. Additionally, we will provide a footnote to such “Average sales price per ‘unit’, including impact of hedging activities” to describe and to clarify that this metric includes current period settlements of matured commodity derivative contracts in accordance with U.S. GAAP and an adjustment to reflect premiums and other costs incurred previously or upon settlement that are attributable to instruments settled in the period.

3.
Your response to comment 4 in our letter dated September 12, 2013 states that unrealized gains or losses on unsettled commodity instruments are presented separately on the face of your statement of operations because periodic changes in the fair value of these contracts do not relate to production reported in the current period. Separate presentation of these amounts on the face of the statement of operations does not appear to be appropriate. Please revise to present changes in the fair value of your commodity derivative contracts as part of a single line item in your statement of operations.

RESPONSE:
We acknowledge the Staff’s comment and respectfully submit that as noted in response to the comments above, in future filings, all gains and losses from commodity derivative contracts, whether “realized” or “unrealized”, will be included in one line item on the consolidated statement of operations.
Note 19 - Supplemental Oil and Gas Disclosures, page F-41
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-44

4.
We note your response to comment 7 in our letter dated September 12, 2013 regarding your calculation of the standardized measure of discounted future cash flows. Your response states that future cash inflows were calculated based on the 12-month arithmetic average first-day-of-the-month benchmark prices identified and used in the reserve reports of your independent engineers. However, it does not appear that the disclosure on page F-44 of your Form 10-K of the prices used in the calculation of future cash inflows is consistent with the average adjusted product prices used to estimate proved reserves as disclosed in the reserve reports. Please revise this disclosure accordingly.

RESPONSE:
We acknowledge the Staff’s comment and respectfully submit that in future filings, we will revise our disclosure to clarify the prices used in the calculation of future cash inflows as follows:

Securities and Exchange Commission
October 31, 2013

“For the periods indicated, the following ~~natural gas and oil prices were used in the calculations~~ benchmark prices for natural gas and oil, before adjustment for basis and quality differentials, were used in the calculations:”
Form 8-K filed March 11, 2013
Non-GAAP Financial Information and Reconciliation
Reconciliation of Net Income (Loss) to Net Income (Loss) Excluding Special Items, page 12

5.
We note your response to comment 10 in our letter dated September 12, 2013. As noted in our prior comment, it appears that the reconciliation of the non-GAAP measures presented should be revised to replace the adjustment for unrealized hedge gains / losses with two separate line items: one for the total gain / loss recognized and another for the net cash received / paid for oil and natural gas derivatives not designated as hedging instruments which were settled during the period.

RESPONSE:
We acknowledge the Staff’s comments and respectfully submit that in future filings, we will modify our reconciliation of net income (loss) to net income (loss) excluding special items by replacing the special item identified as “Unrealized hedge loss (gain)” with (i) “Loss (gain) on commodity derivative contracts”, (ii) “Cash settlements of matured commodity derivative contracts”, and (iii) an adjustment to reflect premiums and other costs incurred previously or upon settlement that are attributable to instruments settled in the period.
Additionally, in future filings, we will modify our reconciliation of cash flows before working capital changes and as adjusted for special items to net income by replacing the adjustments to reconcile net loss to net cash provided by operating activities as “Unrealized hedge (gain) loss” and “Realized gain on derivative contracts” with the proposed consolidated statement of cash flows captions noted in the comment above.
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Securities and Exchange Commission
October 31, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jim Prince of Vinson & Elkins L.L.P. at (713) 758-3710.
Very truly yours,

Gastar Exploration Ltd.

By:    /s/ Michael A. Gerlich
Name:    Michael A. Gerlich
Title:    Vice President and Chief Financial Officer

Gastar Exploration USA, Inc.

By:    /s/ Michael A. Gerlich
Name:    Michael A. Gerlich
Title:    Secretary and Treasurer

cc:    J. Russell Porter (Gastar Exploration Ltd. and Gastar Exploration USA, Inc.)
James M. Prince (Vinson & Elkins L.L.P.)
Sarah K. Morgan (Vinson & Elkins L.L.P.)
Alan Stevens (BDO USA, LLP)
Kacy Lutrick (BDO USA, LLP)